May 3, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX 212-407-4990</u>

Mr. Jonathan Chan
Chief Financial Officer
General Components, Inc.
Suite 2021, 20/F, Two Pacific Place
88 Queensway
Hong Kong

> **RE:** **General Components, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed May 1, 2006**
> **File No. 000-33483**

Dear Mr. Chan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Robert F. Telewicz Jr.
      Senior Staff Accountant